Filed by: New York Community Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Flagstar Bancorp, Inc. (Commission File No.: 001-16577)

On April 26, 2021, the following communication was sent to employees of New York Community Bancorp, Inc.:

Good morning,

I have some exciting news to share with everyone today. Earlier this morning we announced our first bank acquisition since 2009. We are acquiring Flagstar Bancorp, Inc. based in Troy, Michigan. Flagstar currently ranks as one of the leading regional banks in the country with a diversified relationship-based business model comprised of consumer, commercial real estate, and commercial lending with a low-risk credit risk profile, which is very similar to ours. They also possess a low-cost deposit base, along with strong market share in Michigan along with branches in Indiana, Wisconsin, California, and Ohio. Their mortgage business is the sixth largest originator nationally and it is a leading sub servicer as well, handling payments and record keeping for nearly $250 billion of loans across almost 1.1 million accounts.

When I was named President and CEO earlier this year, I discussed what my strategic priorities would be. One was to seek a like-minded partner who would provide us with a diverse revenue stream, improve our funding and accelerate our transition to a commercial banking organization. In Flagstar, we have found such a like-minded partner.

This merger does just that and more. It accelerates our standalone plan to transform to a high performing commercial bank, gives us significant scale and diversification, and drives strong financial performance and significant capital generation. It also greatly improves our overall funding profile and interest rate positioning and combines a best-in-class multi-family lender and a top-ranked national mortgage bank, while preserving each Bank’s unique low credit risk model and combines two very strong management teams and boards. Also, given the combined company’s capital generation, we plan to maintain the NYCB annual dividend at $0.68 per share.

In keeping with our financial discipline, the deal is immediately accretive to our earnings per share and our tangible book value per share, using very conservative assumptions. We expect that the deal will close in the fourth quarter of the year and that in 2022, it will add 16% to our EPS and immediately increase our tangible book value per share by 3.5% once we close. These are very strong metrics compared to other deals that have announced recently.

Together we will have over $87 billion in assets and operate nearly 400 branches in nine states with strong footholds in the Northeast and the upper Midwest and have exposure to high growth markets in Florida, Arizona, and California. We will also have 87 retail loan offices across a 28 state footprint. The combined company will continue to be headquartered on Long Island with regional headquarters in Troy, Michigan.

This is the right deal at the right time with the right partner and I am thrilled about what the future holds for our two companies.

Separately, we also announced very strong first quarter 2021 this morning. First quarter EPS were $0.29, two cents better than expectations. The quarter was characterized by double digit net income and EPS growth, strong growth in pre-provision net revenues, continued expansion in our net interest margin, good loan growth, strong deposit growth, lower operating expenses, and continued superior asset quality. Overall, this has been an excellent start to the year and we believe these trends bode well for the remainder of the year on a standalone basis.

We have more details on both the merger and our first quarter earnings in our releases, which we will be posting on the Company’s intranet. I encourage you to read it when you have a moment. If you have any questions, please feel free to contact our Investor Relations Department.

Thank you to everyone on the due diligence team who worked on getting this deal to the finish line and my thanks to each of you for your continued hard work and commitment to our company.

The best is yet to come!

Thomas R. Cangemi

Cautionary Statements Regarding Forward-Looking Information

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to NYCB’s and Flagstar’s beliefs, goals, intentions, and expectations regarding revenues, earnings, loan production, asset quality, capital levels, and acquisitions, among other matters; NYCB’s and Flagstar’s estimates of future costs and benefits of the actions each company may take; NYCB’s and Flagstar’s assessments of probable losses on loans; NYCB’s and Flagstar’s assessments of interest rate and other market risks; and NYCB’s and Flagstar’s ability to achieve their respective financial and other strategic goals.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; NYCB and Flagstar do not assume any duty, and do not undertake, to update such forward-looking statements. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of NYCB and Flagstar. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement among NYCB, 615 Corp. and Flagstar; the outcome of any legal proceedings that may be instituted against NYCB or Flagstar; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the ability of NYCB and Flagstar to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of NYCB or Flagstar; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where NYCB and Flagstar do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the proposed transaction within the expected timeframes or at all and to successfully integrate Flagstar’s operations and those of NYCB; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; NYCB’s and Flagstar’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by NYCB’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of NYCB and Flagstar; and the other factors discussed in the “Risk Factors” section NYCB’s Annual Report on Form 10-K for the year ended December 31, 2020 and in other reports NYCB files with the U.S. Securities and Exchange Commission (the “SEC”), which are available at http://www.sec.gov and in the “SEC Filings” section of NYCB’s website, https://ir.mynycb.com, under the heading “Financial Information,” and in Flagstar’s Annual Report on Form 10-K for the year ended December 31, 2020 and in Flagstar’s other filings with SEC, which are available at http://www.sec.gov and in the “Documents” section of Flagstar’s website, https://investors.flagstar.com.

Important Information and Where You Can Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction by NYCB and Flagstar. In connection with the proposed transaction, NYCB will file with the SEC a registration statement on Form S-4 to register the shares of NYCB’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a prospectus of NYCB and a joint proxy statement of NYCB and Flagstar, which will be sent to the stockholders of NYCB and shareholders of Flagstar seeking certain approvals related to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NYCB AND FLAGSTAR AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NYCB, FLAGSTAR AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about NYCB and Flagstar, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by NYCB can also be obtained, without charge, by directing a request to Investor Relations, New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, New York 11590 or by telephone (516-683-4420). Copies of documents filed with the SEC by Flagstar can also be obtained, without charge, by directing requests to Investor Relations, Flagstar Bancorp, Inc., 5151 Corporate Drive, Troy, Michigan 48098 or by telephone (248-312-5741).

Participants in the Solicitation of Proxies in Connection with Proposed Transaction

NYCB, Flagstar, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding NYCB’s directors and executive officers is available in its definitive proxy statement for its 2021 annual stockholders meeting, which was filed with the SEC on April 16, 2021, and certain of its Current Reports on Form 8-K. Information regarding Flagstar’s directors and executive officers is available in its definitive proxy statement for its 2021 annual shareholders meeting, which was filed with the SEC on April 15, 2021, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.